Exhibit 5

June 30, 2015

Dear Optionholder:

The records of North American Palladium Ltd. (the “Company”) indicate that you are the holder (an “Optionholder”) of outstanding options (“Options”) of the Company issued under the 2013 amended and restated North American Palladium Ltd. corporate stock option plan (the “Stock Option Plan”), as such plan was further amended in May 2014.

The purpose of this letter is to advise you that the Company and BCP III NAP L.P. by its administrative general partner, Brookfield Capital Partners Ltd. (“Brookfield”) have entered into a recapitalization agreement (the “Recapitalization Agreement”) with respect to the restructuring of the capital structure of the Company. The recapitalization transaction will be effected by way of a statutory plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”).

Pursuant to the Arrangement, among other things, notwithstanding any vesting or exercise provisions to which an Option might otherwise be subject: (i) each Option issued and outstanding at the effective time of the Arrangement, whether or not vested, will be transferred to the Company without any action on behalf of the respective Optionholder thereof, free and clear of all liens, charges, encumbrances and any other rights of others, and such Option will be cancelled by the Company without payment of any consideration and (ii) the Stock Option Plan will be terminated and the Company will have no liabilities or obligations with respect to the Stock Option Plan.

Subject to obtaining court approval and satisfying all other conditions to closing, including obtaining the approval of the Company’s shareholders and debentureholders, it is anticipated that the Arrangement will be completed in August 2015. To the extent that you wish to exercise your vested Options in accordance with their terms and acquire common shares in the capital of the Company, the Arrangement does not prohibit Optionholders from doing so prior to the effective time of the Arrangement.

For your informational purposes, this letter is accompanied by the notice of meeting of the Company’s debentureholders, the notice of annual and special meeting of the Company’s shareholders and the management information circular of the Company dated June 30, 2015, which contains further detailed information about the Arrangement.

The above-noted steps will occur automatically as part of the Arrangement, and no action is required on the part of Optionholders.

Yours very truly,

/s/ Phil du Toit
Phil du Toit
President and Chief Executive Officer
North American Palladium Ltd.